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03007144

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Apasco

*CURRENT ADDRESS

PROCESSED

MAR 10 2003

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3103 FISCAL YEAR 12-31-00

* Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DATE : 3/5/03

ANNUAL REPORT 2000



Apasco creates value...

APASCO

Apasco creates value...

APASCO GROUP CREATES VALUE FOR ITS CLIENTS, EMPLOYEES AND SHAREHOLDERS, AS WELL AS FOR THE GENERAL PUBLIC, BY SERVING THE GROWING NEEDS OF THE MARKET WITH THE HELP OF AN EXPERIENCED, CAPABLE AND COMMITTED GROUP OF PEOPLE STRIVING TO MAXIMIZE AVAILABLE RESOURCES.

CONTENTS

Key Figures

Apasco, S.A. de C.V.

Millions of pesos (as of December 31, 2000)

	1999	2000
Net Sales	8,386.8	9,191.3
Operating Profit	2,874.3	3,050.5
EBITDA*	3,659.7	3,791.6
Net Profit	1,794.2	2,089.0
Total Assets	15,505.5	15,336.7
Total Liabilities	3,590.2	6,262.3**
Stockholder's Equity	11,915.3	9,074.4**
Total Liabilities to Stockholder's Equity	0.30	0.69**
Interest Coverage (times)	12.1	15.3
Net Profit per Share ($ per share)	6.84	8.22
Dividend per Share ($ current per share)	1.30	2.10

* Earnings before interest and taxes depreciation and amortization.

** As of 2000, deferred-tax effects are included, in accordance with Bulletin D4, as explained in note 3 to the financial statements. Excluding these effects, as of December 31, 2000, total liabilities are 3,054.7 million pesos, stockholders' equity is 12,439.4 million pesos and the total liabilities to stockholders' equity ratio is 0.25.

Exchange rate $9.6098 = U.S. $1.00 officially published on December 31, 2000.

To our Shareholders:

On behalf of the Board of Directors, we are pleased to present Apasco S.A. de C.V.'s operations and results for the period ended December 31, 2000. The Consolidated Financial Statements of the company for this period are also included herein.

During 2000, Apasco Group consolidated its position in the market. Actions focused on customer service, quality and excellence were strengthened, and important expansion programs were initiated. The positive results achieved were due primarily to the involvement, commitment and dedication of the company's personnel, and to the successful execution of the company's strategy, which includes: a strong focus on customer service, efficiency and overall development of the company's personnel.

This has allowed the Group to continue advancing steadily, creating added value for its clients, its collaborators, investors and the general public.

The performance of the Mexican economy in 2000 was positive. Gross domestic product grew 6.9%. Annual inflation was 9.0%, a figure reflecting a 3.4 percentage-point decline compared to 1999. The exchange rate was stable, closing at a peso/dollar parity similar to that at the beginning of the year.

The upward trend in construction activity continued, with gross domestic product for the construction industry rising 5.0%. Domestic cement consumption was 29.9 million metric tons, representing an 8.6% growth over 1999. National consumption of ready-mixed concrete grew 12.4%, from 9.8 million cubic meters in 1999 to 11.0 million cubic meters in 2000.

Regarding the company's results, national cement sales volume was 6.8 million metric tons, representing a 9.2% gain over 1999. Cement and clinker exports in 2000 totaled only 93,000 metric tons, due mainly to an oversupply on the international markets. In ready-mixed concrete, the company's sales volume was 2.8 million cubic meters, an increase of 12.8% over 1999. Apasco's share in the domestic cement and ready-mixed concrete market was therefore similar to that of 1999.

In 2000, net sales were 9,191 million pesos, representing an increase of 9.6%, in real terms, compared to 1999. Operating profit was 3,050 million pesos, surpassing that of 1999 by 6.1%, in real terms. This was mainly due to the increase in sales volume, as well as to price stability and operating efficiency. It should be noted that these results were obtained despite strong price increases in fuel costs and additional mainte-

Report of the Board of Directors

nance expenses to ensure production capacity, in view of growing demand. Management and commercial optimization projects were also implemented, and these were reflected in the company's operating expenses.

Net profit for the period was 2,089 million pesos, 16.4% growth compared to 1999. This figure corresponds to earnings per share of 8.22 pesos, which, in real terms, represents 20% growth compared to 1999.

In 2000, Apasco paid out cash dividends totaling 536.2 million pesos at par value, 2.10 pesos per share before taxes. The stock repurchase program continued, with a buy back of 8.4 million shares, for 445.6 million pesos.

During the year, important investment and expansion programs were begun, which are being developed based on the Group's main priorities, a strong focus on customer service and the market.

In September, the project to build a second production line was initiated, as well as the installation of infrastructure for replacing fuel oil with petcoke in the cement plant at Ramos Arizpe, Coahuila. With a total investment of US$100 million, the plant will double its production capacity by the beginning of 2002, to 2.5 million metric tons annually.

In order to expand its national coverage, optimize distribution costs and improve client service, Apasco Group will build a new seaport terminal in Guaymas, Sonora, which will begin operations by the end of 2001.

Plans have also been initiated to build a white cement production line in the Apaxco, Mexico plant facilities.

Making use of data technology, which has allowed the organization to remain at the forefront in e-commerce, a new and upgraded version of the DirectApasco application was developed. This application focuses on strengthening business relationships with distributors, clients and suppliers.

During 2000, Apasco Group consolidated its position in the market, strengthened actions favoring quality and started important expansion programs.

As a result of its strict quality assurance system implemented several years ago, in 2000, the six Apasco Group cement plants were certified under ISO 9002. Thus, Apasco Group reaffirmed its commitment to market world-class quality products throughout the country.

In the ready-mixed concrete production plants, the certification process under the ISO 9001 standard continues. As this report goes to press, more than 20



In 2000, net profit represented 16.4% growth in real terms, compared to 1999.

units have been certified and plans are to conclude certification of the remaining plants in 2001.

In terms of efficiency, the program to replace fuel oil with petcoke continues, as does the electric power-savings program and the search for alternate fuel sources. These programs help mitigate the impact that energy prices have on the company's production costs.

Personnel development has always been a major concern at Apasco Group. Therefore, the company has focused on improving communication with employees and has invested in its work force, fostering a more pleasant, more productive labor environment, maintaining safe working conditions, as well as offering comprehensive personnel training programs, which were carried out throughout the year.

In 2000, the commitment to protect the environment and support the communities where Apasco is present, remained a fundamental part of Apasco's goals or objectives.

The strengthening and consolidation of Apasco's presence in the Central American region continued throughout the year. Central America has an attractive market potential and operating and administrative synergies. In this regard, Apasco Group, together with Holderbank, created a new corporation, Holcemca

B.V., which now integrates their stockholdings in the region. Apasco contributed its stake in Cementos del Norte in Honduras and in Cemento de El Salvador in El Salvador, while Holderbank contributed its stake in Cementos Progreso in Guatemala and Corporación Incsa in Costa Rica. The annual installed production capacity of this group of companies is more than 6 million metric tons of cement.

It should be noted that the specialized support and advice received from Holderbank, both in the technological area as well as in processes, are key factors in the results obtained.

These and other actions contributed to making 2000 a successful year for Apasco. The Board of Directors wishes to express its appreciation to the company personnel, who made an outstanding contribution to the company's performance.

We are also sincerely grateful to our clients and suppliers for their support and to you, our shareholders, for the trust and confidence you have once again bestowed on us.

EMILIO CARRILLO GAMBOA
Chairman of the Board

PIERRE A. FROIDEVAUX CHAVAN
President and CEO



...focusing on customer service



In 2000, Apasco Group **consolidated** its geographic coverage and market presence, marketing new products and increasing its focus on **customer service.**







....OFFERING GREATER CLOSENESS AND AVAILABILITY

Strategies directed toward placing Apasco's products in places where consumers require them, as well as those geared toward increasing product availability and communication with the market, were key priorities in 2000.

In bringing Apasco's products closer to the final consumer, Apasco Group's network of distributors played a key role. This is why, throughout the year, actions focused on reinforcing the company's business relationship with its distributors continued. As a result of these measures, the points of sale where Apasco cement is marketed increased substantially throughout the country, compared to 1999.


CEMENTO
APASCO
INCREASINGLY CLOSER TO THE FINAL CONSUMER.

Actions focused on customer service:

In order to ensure that consumers know and value the Apasco products, a successful advertising campaign targeted mainly to the self-construction sector was launched throughout the country, using the main communications media. As a result, a greater number of real and potential consumers in more communities throughout the country know and recognize the value of the Apasco trademark.

Considering current and future demand in the central and northern region in the country, plans have begun, in 2000, to build a second cement production line, as well as to install infrastructure to replace fuel oil with petcoke in the Ramos Arizpe, Coahuila plant. With an approximate investment of US$100 million, the plant will double its annual production capacity to 2.5 million metric tons by the beginning of 2002.

The company's presence in new markets, the optimization of distribution costs, and better customer service in the northwestern part of the country, are the objectives that the new seaport terminal in Guaymas, Sonora will accomplish. Construction began in 2000, and the terminal is expected to begin operations by the end of 2001.

In the ready-mixed concrete area, in order to reinforce its presence even more in strategic markets, 16 additional plants were installed, for a total of 88 operating production plants throughout Mexico at the end of 2000.

...PROVIDING MORE AND BETTER PRODUCTS AND SERVICES FOR THE MARKET

During the year, Apasco's portfolio of products was expanded once again to meet customers' growing demands and gain their preference.

In April, a new mortar, with the Apasco brand, was introduced throughout the country to cover construction requirements that do not demand high compression resistance, but only linking properties. The advantages of the new product are better performance, greater workability, and consequently, a better use of the material. This new mortar replaces Apax mortar, which was previously produced and marketed at the regional level.

To better respond to our clients' needs in ready-mixed concrete, we improved our marketing efforts in structural concrete, fluid concrete, ultra-fast-setting concrete, concrete for industrial floors and ready-mixed mortar.

In 2000, Apasco started plans to build a white cement production line at the Apaxco cement plant in the State of Mexico. With a projected

- *New production line at Ramos Arizpe*
- *Maritime terminal in Guaymas*
- *More ready-mixed concrete plants*



NEW PLANTS PRODUCING READY-MIXED CONCRETE

installed production capacity of 180,000 metric tons per annum, this project includes infrastructure for product dispatch and distribution.

To provide better customer service by further reducing delivery times, several investments were made in equipment. Among these, a palletizer and a plastic-wrapping machine are significant innovations at the Ramos Arizpe cement plant in the State of Coahuila, as well as the expansion of the palletizing warehouse facility in Tecoman, Colima.

The program to bolster a corporate culture based on customer service continued, with special efforts focused on personnel development and the alignment and simplification of Apasco's operating and administrative processes to better serve its clients. This program is carried out together with the network of Apasco cement distributors and ready-mixed concrete clients.

The objective of the retailing executives certification program is to develop and improve the technical, professional, social and personal abilities of the sales force. With the program, several courses were offered throughout the company's national network. This has allowed the organization to have the best technically trained executives in the Mexican market.

More and better products and services:



New Apasco Mortar


CEMENTOS
APASCO

Apasco: The value of a trademark.



GREATER CAPACITY TO MEET CONCRETE NEEDS.

◦ *Mortar*

◦ *Ready-mixed concrete for all purposes*

◦ *DirectApasco*

The housing market is one of the most important sectors in which Apasco Group operates. For some time, the organization has been participating in specific housing development programs in Mexico, in accordance with market needs. The "*Mi Casa*" program has been designed to serve individual self-constructors, while the "*Fraccionamientos Mi Casa*" program is aimed at groups of self-constructors. There are other support programs for builders of low-cost housing, and joint efforts have been carried out with both public and private organizations.

In this context, Apasco Group signed an agreement, in March 2000, with Mexico's National Workers' Housing Fund Institute (Infonavit). As a result of this agreement, low-income workers will benefit by receiving support throughout the building or expansion process of their homes. Under this program, construction is carried out in an orderly fashion, considering quality and economy, and thereby ensuring the growth of the workers' family net worth. Furthermore, an agreement was signed with the Mexican Chamber of the Construction Industry with the aim of establishing a long-term relationship to benefit builders, the Apasco distributor network, and personnel working in both institutions.

Apasco Group has been using Internet technology in its business processes. In 1998, the Group created an e-commerce application known as DirectApasco, designed to strengthen the company's business relationship with its distributors, clients and suppliers, thereby increasing value throughout the entire network. This technological tool has increased communication, and has made information available to expedite decision-making, simplifying the business process.

Derived from the success already achieved and from the company's focus on constant improvements, a phase of additional programs was developed during 2000. This phase consists of a new technological platform, the integration of environments in a single system, the simplification of accesses, the incorporation of the use of e-mail, the possibility of customization of the system in line with each user's needs, on-line assistance, as well as dynamic and updated information. This new phase will begin in the early months of 2001.

...OFFERING WORLD-CLASS QUALITY THROUGHOUT MEXICO

The quality of the products and services offered by Apasco Group is a key factor in gaining customers' preference. Apasco has always been committed to deliver quality products through a strict quality control policy system applied throughout all the company's activities.

Throughout the years, many comprehensive personnel-training programs have been developed, aimed at process improvement, new investments, procedure changes and adaptations, as well as the standardization and documentation of the best operating procedures in the production process.

As a result of these actions, during 2000, all the Group's cement plants accomplished ISO 9002

During 2000, the six Apasco Group cement plants achieved ISO 9002 certification, reconfirming the company's commitment to market world-class quality products throughout the country.



APASCO: GUARANTEE OF OPTIMUM QUALITY PRODUCTS THROUGHOUT MEXICO.



CONSTRUCTION OF NEW CEMENT PRODUCTION LINE IN RAMOS ARIZPE PLANT.

The ISO 9001 certification process began in all the ready-mixed concrete plants.

certification, confirming the company's commitment to provide world-class quality products throughout the country. In addition, the certification process under the ISO 9001 norm continues for the ready-mixed concrete producing plants. As this report goes to press, more than 20 units have already been certified and the remaining plants are expected to receive certification this year.

...TO OBTAIN THE BEST RESULTS

These and other actions focused on increasing customer satisfaction and preference for Apasco's products and services, led the Group to increase its domestic sales volume to 6.8 million metric tons, an increase of 9.2% over 1999. The ready-mixed concrete sales volume totaled 2.8 million cubic meters, an increase of 12.8% over 1999.



Apasco creates value for its people through a comprehensive personnel **development program**, which offers employees the means with which to improve their professional status and quality of life. Thanks to their ability and commitment, their sense of professionalism and motivation, each of the more than 2,900 employees in the Group **generates value** in whatever activity they participate.


...for its people, and through its people

...THROUGH TRAINING AND BY WORKING IN AN ENVIRONMENT FOCUSED ON PRODUCTIVITY

Generating value is possible through the collaboration of each of the members on the Apasco team. Through a comprehensive personnel training program, personal, technical, professional and social skills are developed. In 2000, several courses were offered to employees at all levels of the organization.

For the last two years, the company and its union representatives have been engaged in the task of modernizing the work environment. A program meeting the company's objectives has been highlighted to attain greater flexibility, productivity and a better integration of all the company's work force.



EFFORTS FOCUSED ON THE SAME OBJECTIVE.

A labor culture based on:

In this manner, the new corporate culture at Apasco Group is based on greater productivity with a compensation system that recognizes and rewards employees' efforts, providing them with greater flexibility and upward mobility, as well as continuous training, clearly focused on service.

...WITH COMMUNICATION, VALUES AND RECOGNITION

The company continued to improve internal communication through several programs, so that the efforts of all the company's collaborators are focused on a common goal.

In this sense, reinforcement of the diffusion of the company's performance values and criteria is particularly outstanding, especially in communicating the company's mission to each and every one of its employees and promoting its incorporation in employees' professional, social and personal activities. Thanks to this campaign and to the fact that it was catalogued as the best internal communication project with employees, the Mexican Association of Organizational Communicators (AMCO) granted Apasco Group the AMCO Award. Moreover, the Association awarded the company special recognition for its Annual Report to Personnel in 1999.

Aware of the importance of recognizing and valuing the merits of team members, the 2000 program incorporates a system that recognizes the efforts of Apasco employees, whose ideas, proposals or projects have contributed toward the creation of further value and competitive advantages for the company. The new program gives special recognition to their outstanding performance and contribution to the continuous improvement of business processes and customer service.

...FOSTERING A SAFE WORKPLACE

With regard to safety, during the year the company continued developing programs to ensure workers with a safe workplace. The programs are also designed to create greater personnel awareness and participation regarding this issue.

To comply with the objective of "zero accidents, zero incidents", the training and involvement of both company personnel and external contractors was necessary, as well as special emphasis on the obligatory nature of basic safety norms established by Apasco.

Moreover, a diagnosis of work conditions and frequency of accidents was conducted, making it possible to obtain useful information to define specific actions contributing to risk reduction.

The implementation of these measures has led several institutions to recognize Apasco's efforts on the matter of safety. The National Cement Chamber granted the "Zero Accident Index" to two of Apasco's

institutional values, productivity, security, flexibility, training and a strong focus on service.



PERSONNEL SECURITY: A CONSTANT.

cement plants, which registered a "zero" accident rate for the year.

In June, the operating unit in Ramos Arizpe became the first cement plant to obtain certification in self-regulated security, hygiene and working conditions, awarded by the Ministry of Labor and Social Welfare. The aim of this program is to provide training and create a greater awareness of safety, hygiene and conditions in the workplace, in order to reduce the incidence of accidents and illnesses, and improve the quality of life, productivity and competitiveness of participating companies joining the project voluntarily.

The **optimization** of resources, the efficient execution of production and administrative processes and the growth of productivity are **strategic actions** that contribute significantly to the generation of value. To this end, the support and specialized counseling of Holderbank was instrumental.







...by **optimizing** its processes


08:56
11:36

....BY CONSTANTLY IMPROVING COSTS

The cost of energy is one of the factors with the greatest impact on total cement production costs, therefore actions focused on reducing these energy costs, without sacrificing product quality, contribute significantly to creating value.

In 2000, Apasco continued to replace fuel oil with petcoke, a lower-cost energy source, in the Tecoman and Orizaba plants. At the end of the year, throughout the Group, the ratio of thermal consumption was 33% petcoke, compared to 27% in 1999.

In order to capitalize on Apasco's know-how, plans have begun to build facilities that will replace fuel oil with petcoke in the Ramos Arizpe cement plant. Operations will start off in 2002.

Regarding to the use of electric power, the optimization and rationalization program has continued in three areas: consumption management, replacement of equipment with greater efficiency units, and communication actions that involve the Apasco personnel.

Apasco is also participating in the northern part of the country in an electric power generating project. In 2000, an agreement was signed with Enron Industrial Energy, Mexico, which guarantees a 40 megawatt capacity electric power supply for three of the Apasco Group cement plants. The agreement is valid for a period of 15 years and becomes effective at the beginning of 2003. This initiative would lead to energy savings and ensure energy power supply. At the same time, it will increase the supply of electric power in this region of the country.

In the same manner, the use of industrial residues as alternate fuel products continues to be part of the Group's strategy to reduce the cost of thermal energy in cement production processes. At the same time, these actions have helped to resolve

Energy consumption savings were a key factor in the cost strategy:



EQUIPMENT MAINTENANCE MAXIMIZES ITS YIELD AND OPERATION.



THE SUBSTITUTION OF FUEL OIL FOR PETCOKE WAS CONTINUED.

- *Replacing fuel oil with petcoke*
- *Electric power optimization*
- *Use of alternate fuel products*

the problem caused by the accumulation of these residues, through thermal disposal, using high technology under environmentally safe conditions.

These actions have contributed to mitigate the impact that rising energy prices have had on the company's production costs.

In addition, as we reported, the increase in gas prices, which were the highest increases of the year, only affected the production costs in one of the lower-production capacity cement plants of the Group.

The continuity of a specialized equipment maintenance program that began some time ago in all the cement plants has allowed the optimization of production capacity, reducing interruptions due to failures, and ensuring operations. This has enabled the plant equipment to operate at high efficiency performance and availability levels, thus guaranteeing product supply to the market.

As a result of an increase in domestic demand during 2000, the use of installed production capacity for cement production reached levels of almost 80%.

In ready-mixed concrete, the upgrading of telecommunication services has continued for the business units. This project consisted in expanding the communication channels and replacing satellite links with ground links.

The upgrade strategy has tripled the width of the available band and, consequently, its transmission capacity.

The main results obtained were the reduction of telecommunication service costs, streamlining administrative processes and better performance in data exchange.

profitability, image and success. For this reason, Apasco Group instills in each of them the values of loyalty, customer service, creativity, reliability, involvement and high performance.

In November, the company's annual supplier recognition award event was held. At this event, the company awarded a distinction for high standards in quality, service, price and delivery.

As part of the strategy to raise productivity and competitiveness in the value chain, in October 1999, Apasco Group signed a collaboration agreement with the Ministry of Trade and

State-of-the-art technology has enabled the Group to increase productivity and competitiveness.

...IMPROVING EFFICIENCY IN BUSINESS PROCESSES

In 1997, Apasco entered a new phase in information technology by installing the SAP R/3 information systems platform, making it possible to integrate the business processes in all areas of the company throughout the country. In 2000, the system was upgraded to the latest version to make the processes more efficient.

For Apasco, it is important to strengthen the business-to-business relationship, to enrich the value chain and to share goals with its suppliers network, since they are a fundamental part of the Company's



PRODUCTIVITY AND COMPETITIVENESS THROUGH TECHNOLOGY.


SECURE BOTH HASPS
BEFORE MOVING CAR
CEMENTOS
APASCO

OPTIMIZING DISPATCH AND DELIVERY TIMES THROUGH STATE-OF-THE-ART TECHNOLOGY.

Optimizing the relationship with suppliers and distributors strengthened the value chain.

Industrial Promotion (now the Ministry of the Economy) and *Nacional Financiera* to implement a development program for its suppliers.

To date, this program has already shown positive results with the company's suppliers, who have benefited in various areas such as safety, growth stability, accessibility to other markets, reduction of operating costs and improvement in service and delivery time.

In order to make input procurement more efficient, Apasco Group initiated activities related with "e-procurement". The purpose of this strategy is to create synergies with suppliers that work with other companies in the Holderbank Group. This translates into important savings in input supplies, as well as in added value to global suppliers.



...by assuming its social responsibility



The care and preservation of the environment, as well as **providing support** to the community, are actions that correspond to Apasco Group's **permanent commitment.**

...PRESERVING THE ENVIRONMENT

Operating responsibly, by protecting the environment, is a major concern at Apasco. For this reason, year-to-year programs and actions are consistent with the company's environmental policy. As a result, in 2000 the Federal Environment Protection Agency in Mexico certified the cement plants at Apaxco, Macuspana, Orizaba and Tecoman as "clean industries". Thus, all the Apasco Group cement plants have been granted this certification.



PRESERVING THE ENVIRONMENT, OPERATING WITH RESPONSIBILITY.

As a result of these initiatives, the Private Sector Studies Center for Sustainable Development, a subsidiary office of the Business Coordinating Council, granted Apasco Group an award, in recognition of the company's concern regarding ecological efficiency, competitiveness and environmental protection.

Environmental protection programs and actions place Apasco at the forefront worldwide in the cement industry.

In addition, the company continues its cooperating efforts to control Mexico's pollution problem caused by the accumulation of industrial waste, by disposing of its waste thermally through the use of high technology, and under environmentally safe conditions. These efforts enabled Apasco to achieve operating cost reduction, and contribute to a cleaner environment, thereby benefiting the population.

...SUPPORTING THE COMMUNITIES WHERE IT OPERATES

The sustainable development of the communities with which the company interacts is an integral part of Apasco Group's social responsibility iniciatives.

Apasco has installed Agricultural and Forestry Training Centers (CECAFs) at five of its cement plants. The goal of these centers is to improve the level and quality of life of the communities near the plants, by developing production schemes for agriculture, livestock and forestry activities, that are in accord with the social, economic and geographic conditions of the region.

As a result of community support, the centers have developed activities over the past twenty years, such as the Mexican Philanthropic Center and the Employers' Confederation in Mexico, together with other business organizations, granting Apasco Group the Best Practices in Social Responsibility Award. This recognition places the company among those with the highest recognition for social work in Mexico.

...SUPPORTING HOUSING DEVELOPMENT

In a socially committed response to the lack of housing throughout the country, in 1995 Apasco Group created the program "*Mi Casa es posible*", which offers several options to those families that lack access to traditional procedures for purchasing a house, through self-construction.

By providing advisory services, training and technical guidance, the "*Mi Casa es posible*" program enables people to have their own home in an orderly and progressive manner.

Similarly, for groups of self-constructors, Apasco has the "*Fraccionamientos Mi Casa*" program, which facilitates the construction of homes so that each owner may continue adding on to his home, in line with his needs and budget.

Community development in areas where Apasco Group is present, continued to make substantial progress.



COOPERATING IN THE DEVELOPMENT OF COMMUNITIES CLOSE TO THE PLANTS.

In 2000, Apasco Group **increased** its presence in the Central American markets, together with Holderbank, by integrating its stockholdings in the region.







...by consolidating its presence in Central America

The integration of Apasco and Holderbank's stockholdings in Costa Rica, El Salvador, Guatemala, Honduras and Nicaragua, created a group of companies with a joint annual production capacity of more than 6 million metric tons. These companies have, in addition, several ready-mixed concrete plants, finished concrete products, aggregate product plants (gravel and sand), bag-producing plants and transportation equipment for distribution and delivery. The cement companies in Costa Rica, El Salvador and Guatemala also have modern and efficient plants with their own electric power generating plants. Apasco's participation in the holding company, Holcemca B.V., created for this purpose, is 44%, with 56% belonging to Holderbank.



SAN MIGUEL CEMENT PLANT AT CEMENTOS PROGRESO IN GUATEMALA.

In 2000, Apasco and Holderbank consolidated their presence in Central America by creating a new company, Holcemca, B.V.

The results of these Central American companies in 2000 were satisfactory, given that demand for cement in these countries, as a whole, remained at levels similar to those of 1999.

In Costa Rica, the gross domestic product of 1999 grew 6.5%, while national cement demand fell 4.1%, due to the fact that in 1999 there was an extremely high consumption level, due to a substantial investment in infrastructure works. Corporacion Incsa obtained a sales volume of 0.6 million metric tons of cement, 0.2 million cubic meters of ready-mixed concrete and 0.9 million metric tons of aggregates (gravel and sand). During the year, various projects were implemented aimed at improving customer service, as well as the use of alternate fuel products. In the last quarter of 2000, Incsa assumed a majority stake in cement grinding in Cemenic and Nicacem of Nicaragua, which together have an overall production capacity of 450,000 metric tons per year.

El Salvador registered 2.5% growth in its gross domestic product, while domestic demand remained at the same levels of 1999. Cemento de El Salvador, S.A. de C.V., reached a total sales volume of 1.1 million metric tons of cement. The first year of operation of the new production line, which has a total installed capacity of one million metric tons of cement annually, ended with excellent results, increasing efficiency, particularly regarding a decrease in thermal energy consumption and general cost reduction.

In Guatemala, the gross domestic product posted 4.7% growth. Domestic consumption of cement remained basically the same as in 1999. Cementos Progreso, S.A. reached a sales volume of 2.0 million metric tons of cement. Throughout the year, progress continued in the installation of new cement mill and clinker silos, as well as in the pet-coke and coal grinding project aimed at replacing fuel oil 100%. These projects will begin operations during the first quarter of 2001.

Honduras, in turn, registered an increase of 5.0% in its gross domestic product, which contributed to an important increase in cement demand of 4.3%. Cementos del Norte, S.A. reached a sales volume of 0.6 million metric tons of cement. The new cement mill began operations in December, with a production capacity of 650,000 metric tons per year to meet the growing demand in the market, as well as improving efficiency and reducing productions costs.



AGUA CALIENTE DE CARTAGO CEMENT PLANT OF CORPORACIÓN INCSA IN COSTA RICA.


BUY

...through its financial strength


SILVER 5.10

Apasco Group's financial indicators have **grown consistently** in the last 10 years, strengthening its position and generating shareholder value.



For Apasco, 2000 marked the culmination of a decade of outstanding achievements for the company. During the last 10 years, Apasco Group's net sales have doubled to almost 9,191 million pesos. The company's operating profit grew almost 4 times, to nearly 3,050 million pesos, while net income grew more than 3 times in the same period, reaching 2,089 million pesos.

Apasco's financial performance has grown consistently throughout the past 10 years, reaching an operating profit to total assets ratio of 19.9%, as well as a 23% net return on stockholders' equity.

The successful implementation of Apasco's business strategy has generated stockholder value in terms of a positive evolution of the financial indicators and the highest return on equity to assets ratio with respect to the cost of invested capital.

The Group's strength is evident in the positive evolution of its financial indicators.

Moreover, as a result of greater earnings and a lower number of shares outstanding, Apasco's share repurchase program, earnings per share have grown considerably year over year, to 8.22 pesos in 2000, 20% growth over 1999. The cash dividend paid out to the company's shareholders was 33% of the results of the previous fiscal year.

Apasco Group's solid financial position continued to strengthen, reaching an interest coverage ratio of 15 times and a financial debt to stockholders' equity ratio of only 19%.

Financial Highlights 1992-2000

Income Statement Information	1992	1993	1994	1995	1996	1997	1998	1999	**2000**
Net Sales Millions of pesos as of December 31, 2000	5,836.0	6,892.8	7,701.8	5,582.6	6,710.3	6,491.0	7,659.6	8,386.8	**9,191.3**
Operating Profit Millions of pesos as of December 31, 2000	1,443.5	1,656.4	1,975.3	994.0	1,795.8	1,215.8	2,187.7	2,874.3	**3,050.5**
Net Profit Millions of pesos as of December 31, 2000	1,112.6	1,093.1	789.4	186.6	1,835.8	844.3	1,192.8	1,794.2	**2,089.0**
Net Profit per Share (Constant $ per share)	4.0	3.9	2.8	0.7	6.6	3.0	4.5	6.8	**8.2**
Dividend per Share ($ current per share)	0.2	0.3	0.3	0.2	0.4	1.0	1.1	1.3	**2.1**

Balance Sheet Information	1992	1993	1994	1995	1996	1997	1998	1999	**2000**
Total Assets Millions of pesos as of December 31, 2000	12,350.4	13,409.3	16,487.5	18,022.7	17,062.7	15,096.0	15,960.9	15,505.5	**15,336.7**
Total Liabilities Millions of pesos as of December 31, 2000	3,188.5	3,757.0	4,232.7	5,623.8	4,280.6	3,325.5	3,815.9	3,590.2	**6,262.3***
Stockholders' Equity Millions of pesos as of December 31, 2000	9,161.9	9,652.3	12,255.0	12,399.2	12,782.1	11,770.5	12,145.0	11,915.3	**9,074.4***

Additional Financial Highlights	1992	1993	1994	1995	1996	1997	1998	1999	**2000**
EBITDA Millions of pesos as of December 31, 2000	1,984.1	2,289.4	2,699.5	1,659.6	2,505.4	1,921.4	2,986.8	3,659.7	**3,791.6****
Total Liabilities to Stockholders' Equity	0.4	0.4	0.4	0.5	0.3	0.3	0.3	0.3	**0.7***
Interest Coverage (times)	6.2	6.4	8.1	4.6	6.6	6.3	9.5	12.1	**15.3**

* As of 2000, deferred-tax effects are included, in accordance with Bulletin D4, as explained in note 3 to the financial statements. Excluding these effects, as of December 31, 2000, total liabilities are 3,054.7 million pesos, stockholders' equity is 12,439.4 million pesos and the total liabilities to stockholders' equity ratio is 0.25.

** Earnings before interest and taxes depreciation and amortization.

Selected Indicators



22.5
24.4
26.2
27.5
29.9
96
97
98
99
00

Domestic Cement Consumption
Millions of Annual Metric Tons



6.7
8.3
9.3
9.8
11.0
96
97
98
99
00

Domestic Ready-mixed Concrete Consumption
Millions of Annual m^3



6.6
6.9
6.7
6.6
6.9
0.1
5.4
5.7
6.0
6.2
6.8
96
97
98
99
00

Total Cement Sales Volume
Millions of Annual Metric Tons

DOMESTIC EXPORTS



1,607
2,106
2,375
2,450
2,764
96
97
98
99
00

Ready-mixed Concrete Sales Volume
Thousands of Annual m^3


6,710.3
6,491.0
7,659.6
8,386.8
9,191.3
96
97
98
99
00

Net Sales*


2,505.4
1,921.4
2,986.8
3,659.7
3,791.6
96
97
98
99
00

EBITDA*[1]


1,836.8
844.3
1,192.8
1,794.2
2,089.0
96
97
98
99
00

Net Profit *


9.5
12.1
15.3
96
97
98
99
00

Interest Coverage
(times)

* Millions of Pesos with purchasing power as of December 31, 2000.

[1] Earnings before interest and taxes depreciation and amortization.

With a history of continuous development, rich in achievement and progress, the organization faces future challenges from an optimal position.








...strengthening its long-term sustainable excellence

Strengthening its long-term sustainable excellence

Constant development and continuous goal achievements, place Apasco Group in an optimal position for facing future challenges. Over the next few years, the company's strategic actions will be concentrated on:

- Constant improvement in customer satisfaction
- Ongoing personnel development programs
- Maintaining a solid financial position
- Adapting installed production capacity to domestic demand growth

Apasco consolidates its success as the preferred supplier of cement and ready-mixed concrete in Mexico.

- Creating operating and cement distribution synergies in natural markets, such as Central America
- Increasing productivity
- Diversification of fuel energy sources
- Optimization in the use of information systems technology
- A strong commitment to the environment and the community

Through the continuous implementation of these lines of action, Apasco will consolidate its success as the preferred cement and concrete supplier in the country, while contributing to the construction of a more solid and productive Mexico.

Board of Directors

Chairman

Emilio Carrillo Gamboa

Directors

Markus Akermann Good

Miguel S. Escobedo Fulda

Pierre A. Froidevaux Chavan

Wolf Kritzler Hahne

Rosendo R. Sainz-Trapaga Aja

Thomas Schmidheiny Scherrer

Claudio Terrein Decottignies

Secretary

Pablo J. Cervantes Conde

Examiner

Daniel del Barrio Burgos

Alternate Examiner

Gilberto Nava Escobedo

Corporate Officers


DISTRIBUIDOR AUTORIZADO
APASCO
APASCO
APASCO
APASCO
APASCO
APASCO
APASCO
APASCO

From left to right

Guillermo Garcia Anaya
Vice President Sales and Marketing Cement

Jacques Bourgon Oseredczuk
Vice President Operations Cement

Luis Arturo Vazquez Casillas
Vice President Ready-mixed Concrete

Eduardo Kretschmer Castañeda
Vice President Finance and Administration

Pierre A. Froidevaux Chavan
President and Chief Executive Officer

Rodolfo Gallegos Duarte
Vice President human Resources

Apasco, S.A. de C.V. and Subsidiaries

Financial Statements

Consolidated Financial Statements as of December 31, 2000 and 1999

Expressed in currency with purchasing power as of December 31, 2000

together with Auditors' Report

Translation of financial statements originally issued in Spanish

Examiners' Report

January 22, 2001

To the Shareholders of
Apasco, S.A. de C.V.,

In compliance with Article 166 of the Mexican Corporate Law and the bylaws of Apasco, S.A. de C.V., I submit my report and opinion regarding the accuracy, sufficiency and fairness of the financial information presented to you by the Board of Directors, concerning the Company's operations for the year ended December 31, 2000.

I have attended the shareholders' meetings and Board of Directors' meetings to which I have been invited, and I have obtained from the directors and management all the information relative to operations, documents and records that I deemed necessary. My audit was performed in accordance with auditing standards generally accepted in Mexico.

Also, I have reviewed the individual and consolidated balance sheets of the Company as of December 31, 2000, and the related statements of income, changes in shareholders' equity and changes in financial position for the year then ended, which are submitted for your information and approval. In submitting this report, I have also relied on the reports issued on such financial statements by Ruiz, Urquiza y Cía., S.C. (Arthur Andersen), independent auditors of the Company.

As a result of my review, I have the following comments:
As mentioned in Note 3 to the consolidated financial statements, the Company adopted the provisions of new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", beginning in January 2000. The effect was to recognize an initial long-term liability for deferred income taxes in the amount of $3,365,042 (in thousands of Mexican pesos), affecting shareholders' equity in the account denominated "Cumulative effect from deferred income taxes". Also, the consolidated provision for income taxes for the year decreased by $113,812 (in thousands of Mexican pesos).

Also, as mentioned in Note 3 to the consolidated financial statements, beginning in 2000 the Company recognizes the investment in foreign associated companies under the equity method. Up to 1999, these investments were valued at their original cost of acquisition in U.S. dollars, restated at yearend. The effect from this change (in thousands of Mexican pesos) decreased the investment in shares of associated companies by $38,137, the cumulative effect of restatement by $36,734 and net income for the year by $1,403.

In my opinion, the accounting and reporting policies and criteria followed by the Company and considered by management to prepare and present the financial information are appropriate and sufficient and, except for the effects from the changes mentioned above, were applied on a basis consistent with that of the preceding year; therefore, the financial information presented by management reflects accurately, fairly and sufficiently the financial position of Apasco, S.A. de C.V. as of December 31, 2000, and the results of its operations, the changes in its shareholders' equity and the changes in its financial position for the year then ended, in conformity with generally accepted accounting principles in Mexico.

Daniel del Barrio B.
EXAMINER

Translation of a report originally issued in Spanish
(See Note 1 to the financial statements)

To the Shareholders of
Apasco, S.A. de C.V.,

We have audited the consolidated balance sheets of APASCO, S.A. DE C.V. AND SUBSIDIARIES (all Mexican corporations) as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity and changes in financial position for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Mexico. Those standards require that the audit be planned and performed to obtain reasonable assurance about whether the financial statements are free of material misstatement and that they are prepared in conformity with the accounting principles generally accepted in Mexico. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As mentioned in Note 3, beginning in January 2000, the Company adopted the provisions of new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The effect from this adoption was (in thousands of Mexican pesos) to recognized an initial long-term liability for deferred income taxes in the amount of $3,365,042 affecting shareholders' equity in the account denominated "Cumulative effect from deferred income taxes". As well, the provision for income taxes for the year decreased by $113,812.

As well, as mentioned in Note 3, beginning in 2000 the Company recognizes the investment in foreign associated companies under the equity method. Up to 1999, these investments were valued at their original cost of acquisition in U.S. dollars, restated at yearend. The effect from this change (in thousands of Mexican pesos) decreased the investment in shares of associated companies by $38,137, the cumulative effect of restatement by $36,734 and income for the year by $1,403.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Apasco, S.A. de C.V. and Subsidiaries as of December 31, 2000 and 1999, and the results of their operations, the changes in their shareholders' equity and the changes in their financial position for the years then ended, in conformity with the accounting principles generally accepted in Mexico.

The accompanying financial statements have been translated into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

Arthur Andersen

January 22, 2001

Apasco, S.A. de C.V. and Subsidiaries

Consolidated balance sheets as of December 31, 2000 and 1999

EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF DECEMBER 31, 2000
(Thousands of Mexican pesos)

Assets

	2000	1999
Current assets:		
Cash and marketable securities	$ 971,244	$ 2,000,741
Notes and accounts receivable-		
Trade, net	899,269	863,826
Other	77,061	59,437
	976,330	923,263
Inventories, net	539,909	578,671
Prepaid expenses	21,648	35,276
Total current assets	2,509,131	3,537,951
Investment in shares of associated companies	1,697,889	795,620
Property, plant and equipment, net	10,833,056	10,814,053
Other assets, net	296,575	357,946
	$ 15,336,651	$ 15,505,570

LIABILITIES AND SHAREHOLDERS' EQUITY

	2000	1999
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 602,042	$ 317,196
Notes and accounts payable to suppliers	495,555	399,975
Accounts payable and accrued liabilities	388,850	404,987
Income taxes	124,164	329,552
Employee profit sharing	155,270	143,605
Total current liabilities	1,765,881	1,595,315
LONG-TERM DEBT	1,146,947	1,883,636
DEFERRED INCOME TAXES	3,207,601	–
DEFERRED INCOME TAX PAYMENT	70,456	53,210
EMPLOYEE SEVERANCE BENEFITS	71,408	58,067
Total liabilities	6,262,293	3,590,228
SHAREHOLDERS' EQUITY:		
Capital stock	5,744,239	5,751,760
Additional paid-in capital	513,062	513,062
Reserve for repurchase of own shares	640,094	463,233
Retained earnings	8,452,424	7,560,787
Cumulative effect of deferred income taxes	(3,365,042)	–
Cumulative effect of restatement	(2,910,419)	(2,373,500)
Total shareholders' equity	9,074,358	11,915,342
	$ 15,336,651	$ 15,505,570

The accompanying notes are an integral part of these consolidated balance sheets.

CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF DECEMBER 31, 2000

(Thousands of Mexican pesos, except earnings per share)

	2000	1999
NET SALES	$ 9,191,336	$ 8,386,796
COST OF SALES	4,637,570	4,110,346
Gross profit	4,553,766	4,276,450
OPERATING EXPENSES:		
Selling and administrative	762,178	616,746
Depreciation and amortization	741,112	785,448
	1,503,290	1,402,194
Operating income	3,050,476	2,874,256
COMPREHENSIVE FINANCING RESULT:		
Interest expense, net	32,428	73,973
Exchange (gain) loss, net	12,763	(83,825)
Gain from monetary position	(245,582)	(149,357)
	(200,391)	(159,209)
OTHER EXPENSES, NET	10,525	84,817
Income before provisions	3,240,342	2,948,648
PROVISIONS FOR:		
Income taxes	1,103,651	1,004,929
Deferred income taxes	(113,812)	-
Employee profit sharing	161,515	149,494
	1,151,354	1,154,423
Consolidated net income	$ 2,088,988	$ 1,794,225
Earnings per share	$ 8.22	$ 6.84
Weighted average number of shares	253,991,918	262,199,416

The accompanying notes are an integral part of these consolidated statements.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF DECEMBER 31, 2000
(Thousands of Mexican pesos)

	2000	1999
OPERATING:		
Results-		
Consolidated net income	$ 2,088,988	$ 1,794,225
Add (deduct)- Items which did not require (provide) cash-		
Depreciation and amortization	741,112	785,448
Deferred income taxes	(113,812)	–
Net increase (decrease) in the reserve for employee severance benefits	3,625	(7,973)
Resources provided by results	2,719,913	2,571,700
Changes in working capital-		
(Increase) decrease in-		
Notes and accounts receivable	(53,067)	62,012
Inventories	2,112	(155,536)
Prepaid expenses	13,628	(12,148)
Increase (decrease) in-		
Notes and accounts payable to suppliers	95,580	120,010
Accounts payable and accrued liabilities	(16,137)	123,100
Income taxes	(205,388)	181,670
Employee profit sharing	11,665	53,427
	(151,607)	372,535
Resources provided by operating activities	2,568,306	2,944,235
FINANCING:		
Decrease in long-term debt in real terms	(270,864)	(390,679)
Effect of long-term debt variance in constant pesos	(180,979)	(358,593)
Deferred income taxes	3,321,413	–
Deferred income tax payment	17,246	53,210
Dividends paid	(565,071)	(396,225)
Purchase of own shares	(462,940)	(296,665)
Decrease in shareholders' equity due to cumulative effect of deferred income taxes	(3,365,042)	–
Resources used in investing activities	(1,506,237)	(1,388,952)
INVESTING:		
Additions to property, plant and equipment, less net book value of retirements	(1,104,167)	(308,514)
Investment in shares of associated companies	(943,013)	(16,045)
Net effect from sale of subsidiary	-	11,560
Other assets	(44,386)	(15,932)
	(2,091,566)	(328,931)
Net (decrease) increase in cash and marketable securities	(1,029,497)	1,226,352
Cash and marketable securities at beginning of year	2,000,741	774,389
Cash and marketable securities at end of year	$ 971,244	$ 2,000,741

The accompanying notes are an integral part of these consolidated statements.

Apasco, S.A. de C.V. and Subsidiaries

Consolidated statements of changes in shareholders' equity for the years ended December 31, 2000 and 1999

Expressed in currency with purchasing power as of December 31, 2000
(Thousands of Mexican pesos)

	Capital Stock		Additional
	Historical	Restatement	Paid-in Capital
Balances as of December 31, 1998	$ 227,334	$ 5,529,529	$ 513,062
Dividends paid	–	–	–
Increase in the reserve for repurchase of own shares	–	–	–
Purchase of own shares	(4,569)	(534)	–
Comprehensive income	–	–	–
Balances as of December 31, 1999	222,765	5,528,995	513,062
Cumulative effect from deferred income taxes	–	–	–
Dividends paid	–	–	–
Increase in the reserve for repurchase of own shares	–	–	–
Purchase of own shares	(7,242)	(279)	–
Comprehensive income	–	–	–
Balances as of December 31, 2000	$ 215,523	$ 5,528,716	$ 513,062

Reserve for Purchase of Own Shares	Retained Earnings	Cumulative Effect from Deferred Income Taxes	Cumulative Effect of Restatement	Total Shareholders' Equity
$ 292,238	$ 6,625,344	$ –	$ (1,042,112)	$ 12,145,395
–	(396,225)	–	–	(396,225)
462,557	(462,557)	–	–	–
(291,562)	–	–	–	(296,665)
–	1,794,225	–	(1,331,388)	462,837
463,233	7,560,787	–	(2,373,500)	11,915,342
–	–	(3,365,042)	–	(3,365,042)
–	(565,071)	–	–	(565,071)
632,280	(632,280)	–	–	–
(455,419)	–	–	–	(462,940)
–	2,088,988	–	(536,919)	1,552,069
$ 640,094	$ 8,452,424	$ (3,365,042)	$ (2,910,419)	$ 9,074,358

The accompanying notes are an integral part of these consolidated statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2000 AND 1999

EXPRESSED IN CURRENCY WITH PURCHASING POWER AS OF DECEMBER 31, 2000
(Thousands of Mexican pesos)

1. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH:

The accompanying consolidated financial statements have been translated into English for use outside of Mexico. These financial statements are presented on the basis of accounting principles generally accepted in Mexico. Certain accounting practices applied by the Company that conform with accounting principles generally accepted in Mexico may not conform with accounting principles generally accepted in the country of use.

2. ACTIVITIES AND SIGNIFICANT EVENTS OF 2000:

The companies are engaged in the production and sale of cement, ready-mix concrete, aggregates and other related products.

During the year, the Board of Directors approved the following:

- The construction of a new line for the production of cement in the Ramos Arizpe, Coahuila plant, which will increase the installed capacity by approximately 1.2 million tons annually with an investment of approximately U.S.$100 million, with the objective of meeting the expected demand in that region.

- The construction of a production line for white cement which will have an installed capacity of 180,000 tons annually with an investment of approximately U.S.$48 million, with the objective of broadening the array of products and providing better attention to its clients.

As well, during the second quarter of 2000, the Company's Board of Directors approved the incorporation of a new holding company to simplify the Company's shareholding in companies located in Central America that the Company owned at that date. The Company subscribed 44.14% of this new company's shares denominated Holcemca B.V. through the transfer of its investment in Cementos del Norte in Honduras and Cemento de El Salvador in El Salvador with an approximate value of U.S.$69 million and a contribution in cash of approximately U.S.$108 million.

3. SIGNIFICANT ACCOUNTING POLICIES:

The accounting policies followed by the companies are in conformity with the accounting principles generally accepted in Mexico, which require that management make certain estimates and use certain assumptions to determine the valuation of some of the items included in the financial statements and make the required disclosures therein. While the estimates and assumptions used may differ from their final effect, management believes that they were adequate under the circumstances.

The significant accounting policies are as follows:

Changes in accounting policies-
During 2000, the Company changed its accounting policies as follows:

Adoption of new Bulletin D-4-
Beginning in January 2000, the Company adopted the provisions of new Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing". The effect from this adoption was to recognize an initial long-term liability for de-

ferred income taxes in the amount of $3,365,042 affecting shareholders' equity in the account "Cumulative effect from deferred income taxes". As well, the provision for income taxes for the year decreased by $113,812. The provision for employee profit sharing of the subsidiaries was not modified because the Company does not have any item that will generate a liability or future benefit. The application of this new principle has no effect on the Company's generation of cash flows.

Equity method-

As of 2000, the Company recognizes the investment in foreign associated companies under the equity method. To recognize these investments under the equity method, the Company uses the unaudited financial statements of the foreign associated companies of the month before that in which they are reported, which are adjusted to accounting principles generally accepted in Mexico and are translated at the exchange rate effective at yearend. The effect from this change decreased the investment in shares of associated companies by $38,137, the cumulative effect of restatement by $36,734 and income for the year by $1,403. Up to 1999, this investment was valued at its original cost in U.S. dollars, adjusted to the exchange rate at yearend.

Recognition of the effects of inflation in the financial information-

The companies restate their financial statements in terms of the purchasing power of the Mexican peso as of the end of the latest period, thereby comprehensively recognizing the effect of inflation. Consequently, all financial statement amounts are comparable, both for the current and the prior year, since all are stated in terms of Mexican pesos of the same purchasing power. Accordingly, the financial statements of the prior year have been restated in terms of the purchasing power of the Mexican peso as of December 31, 2000 and the amounts presented herein differ from those originally reported.

Basis of consolidation-

The accompanying consolidated financial statements include the financial statements of Apasco, S.A. de C.V. and those of its subsidiaries where it has managerial and shareholding control. All significant intercompany balances and transactions have been eliminated in consolidation.

The principal subsidiaries, where the Company's equity holdings represent 99.99% of their capital stock, are:

- Cementos Apasco, S.A. de C.V.
- Concretos Apasco, S.A. de C.V.
- Cementos Veracruz, S.A. de C.V.
- Cementos de Acapulco, S.A. de C.V.
- Cal Hidratada Veracruzana, S.A. de C.V.
- Comindumex, S.A. de C.V.
- Gravasa, S.A. de C.V.
- Bienes Raíces Ojo de Agua, S.A. de C.V.
- Ecoltec, S.A. de C.V.
- Desarrollos y Proyectos el Aromo, S.A. de C.V.

Marketable securities-

Marketable securities are primarily short-term deposits in U.S. dollars and Government and bank securities valued at market (cost plus accrued interest).

Inventories and cost of sales-

Due to their high turnover, inventories of finished goods and raw materials reflect the latest purchase or production costs, without exceeding their realizable value.

Inventories of spare parts are restated at replacement cost through price indexes, latest purchase costs and quotations. Cost of sales is restated to replacement cost based on the increase in the value of spare parts consumed during the year.

Investment in shares of associated companies-

Beginning in 2000, the Company recognizes the investment in shares of foreign associated companies under the equity method. Up to 1999, the Company recorded this investment at its original cost in U.S. dollars, adjusted to the exchange rate at yearend.

The investment in associated companies was considered a foreign entity since its operations and those of its subsidiaries are independent from the Company's operations both for financial and operating purposes. Therefore, their financial statements are adjusted for the inflation of the country in which they operate and are translated at the exchange rate effective at yearend. The effects from the translation are included in the cumulative effect of restatement.

Property, plant and equipment-

Property, plant and equipment are initially recorded at their cost of acquisition and/or construction and are restated applying the National Consumer Price Index (NCPI). Imported machinery and equipment are restated based on the devaluation and inflation of the country of origin.

Depreciation of fixed assets is computed using the straight-line method, based on restated values and applying depreciation rates in accordance with the estimated useful lives of the assets, considering the actual capacity used each year.

Other assets-

Other assets include pre-operating expenses, goodwill and financial expenses incurred on the debt contracted, all of which are amortized using the straight-line method over periods ranging between five and twenty years, in accordance with the nature of the asset.

Income taxes and employee profit sharing-

As of 2000, the Company recognizes, through the liability method, the deferred effect of income taxes applicable to the cumulative amount of temporary differences between book and taxable income. For employee profit sharing purposes, the Company only recognizes those items which will reverse in the short term.

Employee severance benefits-

Under Mexican Labor Law, the companies are liable for seniority premiums to employees with 15 or more years of service. Also, some subsidiaries are liable under the terms of their union contracts for the payment of seniority premiums to employees who voluntarily retire under certain circumstances.

The Company established a pension plan for employees, which sets 65 years as the retirement age, vested after 10 years of service, or an early retirement at the age of 60 years, vested after 10 years of service with previous authorization from the plan's Administrative Committee. The pension plan is financed through annual contributions to a trust fund.

The companies record the liabilities from seniority premiums, pensions and retirement payments as accrued using actuarial calculations based on the projected unit credit method and real interest rates.

Accordingly, the liability is being accrued, which at present value will cover the obligation from benefits projected to the estimated retirement date of the Company's employees. Indemnity payments to involuntarily terminated employees are charged to results in the period in which they are made.

Cumulative effect of restatement-

Paid-in capital, retained earnings, additional paid-in capital, the reserve for purchase of own shares and the cumulative effect of deferred income taxes are restated by applying the NCPI from the date of contribution or generation. The restatement represents the amount necessary to maintain shareholders' equity in terms of its original purchasing power.

The cumulative effect of restatement principally includes the gain or loss from holding non-monetary assets, which represents the difference between the specific restatement of these assets and general changes in price levels, as measured by the NCPI.

Revenue recognition-

Revenue is recognized at the time goods are shipped or delivered to the client and the latter assumes responsibility therefore. As well, revenue is recognized for client orders that have been paid for, when the product delivery dates and conditions have been agreed to.

Revenues and expenses-

Revenues and expenses that are associated with a monetary item are restated from the month in which they arise through yearend, based on factors derived from the NCPI. Those associated with non-monetary items are restated as a function of the asset that is being consumed or sold.

Comprehensive financing result-

The comprehensive financing result includes all financial revenues and expenses, such as interest income and expense, exchange gain or loss and gain or loss from monetary position as they occur or accrue.

Transactions in foreign currency are recorded at the exchange rate as of the date of the transaction. Assets and liabilities in foreign currency are adjusted to the exchange rate as of yearend.

The gain or loss from monetary position, which represents the erosion of the purchasing power of monetary items caused by inflation, is determined by applying to net monetary assets or liabilities at the beginning of each month the inflation factor derived from the NCPI, and is restated through yearend using the corresponding factor.

Earnings per share-

Earnings per share are calculated by dividing consolidated net income by the weighted average number of shares outstanding each year.

Comprehensive income-

Comprehensive income is comprised of the net income plus any gains or losses that according to specific regulations are presented directly in shareholders' equity, such as the cumulative effect of restatement.

4. New accounting principle:

Beginning in 2001, Bulletin C-2 "Financial Instruments" will become effective, which establishes valuation and recording methods for financial instruments. This bulletin requires recognition of all derivatives on the balance sheet as either assets or liabilities affecting the comprehensive financing result. The financial instruments that have been designated and that effectively operate as hedging of assets, liabilities or future transactions will affect the assets when realized, the liabilities when settled or the corresponding transactions when they take place. As of December 31, 2000 the Company does not have any significant financial instruments with these characteristics.

5. Reclassification of prior year financial statements:

Certain amounts in the financial statements at December 31, 1999 have been reclassified in order to conform to the presentation of the financial statements at December 31, 2000.

6. Foreign currency position and transactions:

As of December 31, 2000, foreign currency denominated assets and liabilities were adjusted to the official Mexican peso/U.S. dollar exchange rate of $9.6098 effective on that date.

As of December 31, 2000 and 1999, foreign currency denominated assets and liabilities, were as follows:

		2000		1999
		Thousands of Mexican Pesos	Thousands Of U.S. Dollars	Thousands Of U.S. Dollars
Assets-				
Current	$	581,427	60,504	159,493
Long-term		18,564	1,932	2,211
		599,991	62,436	161,704
Liabilities-				
Current		709,382	73,819	41,248
Long-term		1,146,947	119,352	182,000
		1,856,329	193,171	223,248
Net foreign currency denominated liabilities	$	1,256,338	130,735	61,544

The Company's most significant transactions in foreign currency were as follows:

	Thousands of U.S. Dollars	
	2000	1999
Sales	3,190	14,367
Disbursements-		
Purchases of raw materials and cement	1,210	1,535
Purchases of fixed assets	18,413	1,699
Consulting services	9,711	5,363
Interest	12,510	14,246
Fees	5,626	4,643
Rents	23,164	16,975
Other	9,424	4,822
	80,058	49,283
Net	(76,868)	(34,916)

As of January 22, 2001, the unaudited foreign currency position is similar to that as of yearend and the official exchange rate is $9.7953 Mexican pesos per U.S. dollar.

7. Inventories:

	2000	1999
Finished goods	$ 150,432	$ 138,815
Raw materials	139,840	176,106
Spares and parts	234,843	271,198
Advances to suppliers	28,464	15,895
	553,579	602,014
Reserve for obsolete and slow-moving inventories	(13,670)	(23,343)
	$ 539,909	$ 578,671

8 Property, plant and equipment:

	2000	1999
Land and mineral deposits	$ 837,924	$ 679,020
Buildings and installations	4,441,438	4,461,977
Machinery and equipment	10,850,096	11,258,045
Transportation equipment	1,451,044	1,544,213
Furniture and fixtures	349,196	282,168
Construction-in-progress and equipment-in-transit	620,012	128,692
	18,549,710	18,354,115
Less- Accumulated depreciation	(7,716,654)	(7,540,062)
	$ 10,833,056	$ 10,814,053

Additions to property, plant and equipment at historical cost in 2000 and 1999 amounted to $1,070,727 and $343,809, respectively.

Average annual depreciation rates are as follows:

	2000	1999
Buildings and installations	2.3%	2.3%
Machinery and equipment	2.9%	3.4%
Transportation equipment	4.8%	5.0%
Furniture and fixtures	11.1%	14.2%

9. Other assets:

		2000		1999
Pre-operating expenses	$	310,790	$	313,943
Goodwill		112,369		112,369
Expenses and commissions incurred on debt contracted		52,409		52,409
Notes receivable		17,729		19,747
Stock option plan		17,247		17,247
Intangible asset arising from employee benefits		9,716		–
Other		127,294		93,528
		647,554		609,243
Less-Accumulated amortization		(350,979)		(251,297)
	$	296,575	$	357,946

10. Tax environment:

Income and asset tax regulations-

The Company is subject to income taxes and asset taxes. Income taxes are computed taking into consideration the taxable and deductible effects of inflation, such as depreciation calculated on restated asset values, the deduction of purchases in place of cost of sales, which permit the deduction of current costs, and the effects of inflation on certain monetary assets and liabilities through the inflationary component, which is similar to the gain or loss from monetary position. The income tax rate is 35%, with the obligation to pay this tax each year at a rate of 30%, with the remainder payable upon distribution of earnings. This remainder is recorded as a liability (as a short or long-term) depending on the policy for the payments of dividends.

Asset taxes are computed at an annual rate of 1.8% on the average of the majority of restated assets less certain liabilities, and the tax is paid only to the extent that it exceeds the income taxes of the period. Any required payment of asset taxes is creditable against the excess of income taxes over asset taxes of the preceding three and following ten years.

Basis to determine taxable income-

The Company obtained authorization to file a consolidated income and asset tax return.

The principal reconciling items between book and taxable income were the restated tax depreciation in place of book depreciation and the effect of purchases in place of cost of sales.

The income for purposes of employee profit sharing does not consider the inflationary component or unrealized exchange gains or losses and the tax depreciation is based on historical rather than on restated values. Employee profit sharing has been determined on the basis of the results of each individual company, rather than on a consolidated basis.

Deferred effect-

At December 31, 2000 the deferred income tax was a follows:

Property, plant, equipment and other assets	$	3,056,207
Inventories		196,310
Reserves		(98,169)
Tax consolidation effects		53,253
	$	3,207,601

11. Long-term debt:

At December 31, 2000 and 1999 long-term debt was as follows:

			2000		1999
	Interest Rate	Maturity	Thousands of Mexican Pesos	Thousands of U.S. Dollars	Thousands of U.S. Dollars
Citibank, N.A.	LIBOR + 1.0	2003	$ 960,980	100,000	100,000
International Finance Corporation	9%	2007	605,417	63,000	72,000
International Finance Corporation	LIBOR + 2.1	2001	48,049	5,000	15,000
Deutsche Investitions und Entwicklungsgesellschaft Mbh	11.2% and LIBOR + 2.9	2002	58,265	6,063	9,396
Nederlandse Financierings Maatschappij Voor Ontwikkelingslanden N.V.	11.2% and 9.5%	2001 and 2003	35,845	3,730	6,570
EXIMBANK	LIBOR +0.5 and LIBOR +0.62	2001 and 2002	27,246	2,835	6,010
Kreditansalt Für Wiederaufbau	LIBOR + 0.65	2002	13,187	1,372	3,671
			1,748,989	182,000	212,647
Less- Current portion			602,042	62,649	30,647
			$ 1,146,947	119,351	182,000

In general, outstanding loans set similar restrictions and obligations which, at December 31, 2000, had been complied with, the most important of which are as follows:

- Specific limitations on the payment of dividends, that are conditioned by the compliance with certain financial ratios and the level of indebtedness.

- Compliance with specific financial ratios.
- Not disposing of or pledging of assets.
- Limits fixed asset investments to the amounts established in the agreements.

In order to finance the expansion program of the subsidiary Cementos Apasco, S.A. de C.V., mentioned in Note 2, on December 21, 2000, a credit line was contracted with Bayerische Hypo-Und Vereinsbank Aktiengesellschaft of Germany in the amount of U.S.$38.6 million at an interest rate of LIBOR plus 0.6. At December 31, 2000, the credit line had not been used and at January 22, 2001, U.S.$16.1 million had been disbursed.

12. Employee severance benefits:

Employee severance benefits arise from the pension plan and the seniority premium upon retirement. The amount resulting from the actuarial calculations, prepared by external actuaries based on the projected unit credit method, is partially recognized as a liability in the accounting records, the other portion is being funded as follows:

		2000		1999
Projected benefit obligation (PBO)	$	139,559	$	105,503
Fund		(49,172)		(37,364)
		90,387		68,139
Transition liability to be amortized		(17,136)		(16,771)
Variances in assumptions to be amortized		(11,559)		6,699
Net book liability	$	61,692	$	58,067

The amount accrued, excluding the current plan assets, is less than the obligation for present services (equivalent to the PBO, without projecting the salaries to the date of retirement) by $7,829, originated mainly in Cementos Apasco, S.A. de C.V., since the amount accrued was less than the obligation for present services by $9,716, for which reason an additional liability for this amount was created.

The cost of employee benefits for each year is as follows:

		2000		1999
Service costs	$	11,413	$	16,768
Amortization of transition liability		969		1,067
Interest cost		5,917		5,704
Amortization of variances in assumptions		(1,304)		–
		16,995		23,539
Actual return on plan assets		541		(6,872)
Net cost for the period	$	17,536	$	16,667

The rates used in the actuarial projections for 2000 and 1999 are as follows:

	2000	1999
Investment return rate	**6.5%**	4.5%
Discount rate	**4.5%**	4.5%
Salary increase rate	**1.5%**	1.5%

The changes in the net liability were as follows:

		2000		1999
Beginning balance	$	**58,067**	$	51,602
Provision for the year		**17,536**		16,667
Curtailment		**–**		1,216
Payments		**(841)**		–
Contributions to the fund		**(13,070)**		(11,418)
Ending balance	$	**61,692**	$	58,067

The changes in the fund were as follows:

		2000		1999
Beginning balance	$	**37,364**	$	19,074
Contributions		**13,070**		11,418
Actual return on fund assets		**(541)**		6,872
Payments		**(721)**		–
Ending balance	$	**49,172**	$	37,364

The amortization periods are as follows:

Item	Remaining Years
Variances in assumptions	Between 6 and 33
Transition liability	Between 6 and 33

13. Shareholders' equity:

During a General Ordinary Shareholders' Meeting held on April 12, 2000, the shareholders approved the payment of a cash dividend of $536,222 (2.10 Mexican pesos per outstanding share) from the net consolidated taxable income account (UFIN), whose restated value is $565,071.

In conformity with that decided at the General Ordinary Shareholders' Meeting of April 24, 1997, a reserve was created for the purchase of own shares, by charging retained earnings, so that shares representing up to 3% of the capital stock could be acquired by charging this reserve. Subsequently, in a General Ordinary Shareholders' Meeting held on April 21, 1999, this reserve was increased so that the Company could acquire shares representing up to 5% of the capital stock. If these shares are not placed in the market again within one year, the corresponding capital stock will have to be cancelled.

During a General Ordinary Shareholders' Meeting held on April 12, 2000, the shareholders approved an increase in the reserve for purchase of own shares of $600,000 at nominal value, whose restated value is $632,280 in order to acquire shares representing up to 5% of the capital stock. During 2000 and 1999, the Company repurchased 8,400,000 and 5,300,000 shares, respectively, at a nominal value of $445,587 and $265,708, respectively, whose restated values are $462,940 and $296,665, respectively. It also cancelled 8,225,000 and 7,731,000 shares, respectively, in compliance with the resolutions of the General Ordinary Shareholders' Meetings held on April 12, 2000 and April 21, 1999, respectively.

As of December 31, 2000, capital stock consisted of 250,000,000, Series "Unique", common shares without par value, of which 244,656,000 correspond to outstanding shares and 5,344,000 to purchased shares, which are held in the Company's treasury. The minimum fixed capital is represented by 165,716,299 outstanding shares and the variable capital by 84,283,701 outstanding shares. The total capital stock subscribed and paid amounts to $215,523 at nominal value, of which $40,000 represent the minimum fixed portion.

At December 31, 2000, the legal reserve amounted to $94,169 at nominal value, and may not be distributed to the shareholders during the existence of the Company, except in the form of a stock dividend.

Dividends paid to individuals or foreign residents are subject to income tax withholding at an effective rate ranging from 7.5% to 7.7%, depending on the year in which the earnings were generated. In addition, if earnings for which no corporate tax has been paid are distributed, the tax must be paid upon distribution of the dividends. Consequently, the Company must keep a record of earnings subject to each tax rate.

Capital reductions will be subject to taxes on the excess of the reduction over the price-level adjusted paid-in capital, in accordance with the formula prescribed by the Income Tax Law.

14. COMMITMENTS:

As mentioned in Note 2, the subsidiary Cementos Apasco, S.A. de C.V. has an expansion program for a total of U.S.$148 million, of which approximately U.S.$36.7 million had been incurred at December 31, 2000 and there are commitments for the acquisition of several pieces of equipment in the amount of approximately U.S.$59.8 million. The financing has been obtained from suppliers and from a credit line contracted on December 21, 2000 with Bayerische Hypo-Und Vereinsbank Aktiengesellschaft of Germany in the amount of U.S.$38.6 million (see Note 11).

Apasco Group today

Apasco Group is an organization dedicated to the production and marketing of cement, ready-mixed concrete and other related products and services.

CEMENT ACTIVITY



① **TECOMAN PLANT**
STATE OF COLIMA

Annual Installed Capacity
2.5 million metric tons

ORIZABA PLANT ②
STATE OF VERACRUZ

Annual Installed Capacity
1.8 million metric tons





③ **APAXCO PLANT**
STATE OF MEXICO

Annual Installed Capacity
1.8 million metric tons

RAMOS ARIZPE PLANT ④
STATE OF COAHUILA

Annual Installed Capacity
1.3 million metric tons





⑤ **MACUSPANA PLANT**
STATE OF TABASCO

Annual Installed Capacity
1.0 million metric tons

ACAPULCO PLANT ⑥
STATE OF GUERRERO

Annual Installed Capacity
0.5 million metric tons




④
①
③
②
⑤
⑥

With a total installed capacity of 8.9 million tons of cement per annum in 6 production plants, strategically located throughout the nation.

Central Offices

Campos Eliseos 345
Col. Chapultepec Polanco
Mexico, D.F., C.P. 11560
Phone (52) 5724 0000

Regional Offices

Central Region
Campos Eliseos 345
Col. Chapultepec Polanco
Mexico, D.F., C.P. 11560
Phone (52) 5724 0000

Southeast Region
Carretera Veracruz-Jalapa km. 422.5
Col. El Jobo
Veracruz, Veracruz, C.P. 91948
Phone (5229) 89 0900

Northern Region
Av. Lazaro Cardenas 2321 Poniente
Col. Residencial San Agustin
San Pedro Garza Garcia, Nuevo Leon C.P. 66260
Phone (528) 318 3200

Western Region
Av. Francisco de Quevedo 117
Col. Americana
Guadalajara, Jalisco, C.P. 44160
Phone (523) 679 6400

Information for media:

Gustavo Gastelum Gomez
Public Relations and External Communications Director
ggastel@apasco.com.mx

Information for investors:

Guillermo Cortina Donde
Treasury and Financial Planning Director
ir@apasco.com.mx

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INTERNATIONAL PRESENCE







Cementos del Norte
HONDURAS
Annual Installed Capacity
0.7 million metric tons

Cemento de El Salvador
EL SALVADOR
Annual Installed Capacity
1.9 million metric tons

Nicacem-Cemenic
NICARAGUA
Annual Installed Capacity
0.5 million metric tons

Corporacion Incsa
COSTA RICA
Annual Installed Capacity
0.8 million metric tons

Cementos Progreso
GUATEMALA
Annual Installed Capacity
3.0 million metric tons







READY-MIXED CONCRETE AND OTHER RELATED ACTIVITIES



Concrete Technological Center which provides technical support for customers.

2 Maritime terminals for exports in Manzanillo and Veracruz.





More than 80 Ready-mixed concrete production plants.

5 Aggregate plants (gravel and sand)in the center and western part of Mexico.





More than 20 Cement Distribution Centers.



COTIZA EN BOLSA MEXICANA DE VALORES

APASCO

www.apasco.com.mx

APASCO